UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________________

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: January 25, 2019

(Date of earliest event reported)

Coherix, Inc.

(Exact name of registrant as specified in its charter)

Delaware	38-3693744
(State or other incorporation)	(I.R.S. Employer Identification No.)

3980 Ranchero Dr.

Ann Arbor, MI 48108

(Full mailing address of principal executive offices)

(734) 922-4073

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events.

Amended and Restated Bylaws

On January 25, 2019, the board of directors of Coherix, Inc. (the “Company”) approved amended and restated bylaws. The Amended and Restated Bylaws are filed as Exhibit 2.2 to this Current Report on Form 1-U.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coherix, Inc. By: /s/ Dwight D. Carlson Name: Dwight D. Carlson Title: Chief Executive Officer Date: February 20, 2019

Exhibit Index

Exhibit No.	Description

2.2	Amended and Restated Bylaws dated January 25, 2019